March 21, 2019
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:    Jennifer Monick and
Babette Cooper

Re:	Safehold Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 14, 2019
File No. 001‑38122
Dear Ms. Monick and Ms. Cooper:
On behalf of Safehold Inc. (the “Company” or “we”), set forth below is the response of the Company to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated March 8, 2019 (the "March 8 Letter"), with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 (the "10-K"). For the convenience of the Staff, the comment from the March 8 Letter is stated in italics prior to the Company’s response to such comment.
Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations Introduction, page 38

1.
We note your disclosure stating you have an estimated "Value Bank" of $1,809 million as of December 31, 2018. We further note your disclosure stating there is no amount recorded in your financial statements and this Value Bank represents potential value accretion to you upon the reversion of the property. Please explain to us in greater detail what Value Bank represents to an investor and how this measure should be used by investors. Your response should address how you considered the fact that the average ground lease term does not expire for 69 years or potentially longer.

The Company's business is to acquire and own a portfolio of ground leases. As discussed in the 10-K, we believe that the primary attractive and unique investment characteristics of ground leases are: (1) the long-term cash flows generated by rent that increases over time; (2) the safety of our position in a tenant's capital structure; and (3) the potential to realize value from residual rights to acquire a tenant's buildings and other improvements on our land when the lease terminates at expiration or upon an earlier default. We believe that our Value Bank metric provides information that may be relevant to an investor with regard to each of these investment characteristics.
Value Bank is calculated by subtracting the Company's total cost basis in its ground lease portfolio from the estimated current value of the combined land, buildings and improvements being operated on the Company's land, as if the ground leases did not exist (the "Combined Property Value"). The estimated current value is based on periodic third-party appraisals. For the reasons discussed below, the Company believes that this metric is useful to investors as an indicator of: (1) the safety of its position and the quality of the rental income payable under the leases, which, as explained below, supports the Company's ability to sustain and grow its dividends; and (2) the potential to realize value from its residual rights to own the combined properties, for no additional consideration, at the expiration or earlier termination of the lease. The Company further believes that the usefulness of the metric is not reduced by the length of its leases.

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.safeholdinc.com

Low Risk of Default and Loss. As discussed in the 10-K, the Company generally targets ground lease investments in which the initial cost of the ground lease represents 30% to 45% of the Combined Property Value. The concept is similar to a loan-to-value measure. Ground leases typically contain residual rights providing that if the tenant defaults on the lease and fails to cure the default, the ground lessor can take title to the building and improvements. Thus, if the initial cost of a ground lease is equal to 35% of the Combined Property Value, the remaining 65% of the Combined Property Value represents excess value over the Company's investment that would be turned over to the Company upon an event of default. We believe that the prospect of a tenant's losing its building prior to lease expiration is a very strong incentive for the tenant not to default on the ground leases and/or for the tenant's leasehold lender to cure any default. Moreover, even if a tenant were to default, we believe that the Value Bank metric indicates that our risk of loss would be very low. Thus, we believe that, like a loan-to-value metric, the Value Bank is useful as an indicator of the quality of our cash flows and the safety of our position in a tenant's capital structure, which, in turn, support the Company's objective to pay and grow dividends over time.
Potential Value Accretion. The Value Bank metric also helps us monitor changes in the value of the real estate portfolio that reverts to us under the residual provisions of the leases, either at the expiration or earlier termination of the lease. The value may be realized by us at the relevant time by entering into a new lease on then current market terms, selling the combined property or operating the property directly and leasing the spaces to tenants at prevailing market rates. We believe that presenting and tracking the current value of the residual portfolio on a quarterly basis, as estimated by a third party, provides transparent and relevant information about what the value of the residual portfolio is at any point in time.
The Company has recently been considering whether the term "Value Bank" adequately conveys how the Company uses the information provided by the metric and why investors may find it useful. In light of the Staff's comment, the Company proposes to cease using the term and to enhance its disclosure in future filings, as shown in Annex A.
*    *    *    *    *
We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at 212-930-9482.
Very truly yours,
/s/ Andrew C. Richardson
Chief Financial Officer
(principal financial and accounting officer)

cc:    Kevin Richards, Deloitte & Touche LLP
Kathleen L. Werner, Clifford Chance US LLP

Annex A
Residual Portfolio
Our ground leases typically contain residual rights providing that following the expiration or earlier termination of the lease, we will own the combined property associated with the lease because we regain possession of the land and receive title to the buildings and other improvements thereon for no additional consideration. We track the unrealized appreciation in the value of the residual portfolio over our basis because we believe it provides relevant information with regard to the three key investment characteristics of our ground leases: (1) the quality of the long-term cash flows generated by rent that increases over time; (2) the safety of our position in a tenant's capital structure; and (3) increases and decreases in the Combined Property Value of the portfolio that reverts to us pursuant to such residual rights.
The Company generally targets ground lease investments in which the initial cost of the ground lease represents 30% to 45% of the Combined Property Value. Thus, if the initial cost of a ground lease is equal to 35% of the Combined Property Value, the remaining 65% of the Combined Property Value represents excess value over the Company's investment that would be turned over to the Company upon an event of default. We believe that the prospect of a tenant losing its building prior to lease expiration is a very strong incentive for the tenant not to default on the ground lease and/or for the tenant's leasehold lender to cure any default. Moreover, even if a tenant were to default, we believe that the excess value of the residual portfolio over our basis indicates that our risk of loss would be low. Thus, we believe that, similar to a loan to value metric, tracking changes in the value of the residual portfolio is useful as an indicator of the quality of our cash flows and the safety of our position in a tenant's capital structure, which, in turn, support the Company's objective to pay and grow dividends over time.
Observing changes in the residual portfolio value also helps us monitor changes in the value of the real estate portfolio that reverts to us under the terms of the leases, either at the expiration or earlier termination of the lease. The value may be realized by us at the relevant time by entering into a new lease on then current market terms, selling the combined property or operating the property directly and leasing the spaces to tenants at prevailing market rates.
We have engaged an independent valuation firm, CBRE, Inc., or CBRE, to prepare: (a) initial reports of the Combined Property Value associated with our ground lease portfolio; and (b) periodic updates of such reports, which we use, in part, to determine the current estimated value of the residual portfolio. We calculate this estimated value by subtracting our original aggregate cost basis in the ground leases from the aggregate Combined Property Value determined by the valuation firm.
The table below shows the current estimated unrealized capital appreciation in our owned residual portfolio as of the end of the most recent and prior year periods ($ in thousands):

	December 31, 2018	December 31, 2017
Combined Property Value	$2,693,000	$1,486,500
Ground Lease Cost	884,000	497,300
Unrealized Capital Appreciation in Our Owned Residual Portfolio	1,809,000	989,200

Note - The table above will be followed by a description of the valuation firm's valuation methodology, including assumptions regarding capitalization rates and stabilized occupancy, and the limitations and qualifications of this information, with references to relevant risk factor disclosure.

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